MARTINIQUE

One of TN's top wine/cigar cruise: Luxury on the water.



martiniqueo dhickory.com Nashville, TN

Highlights

1. Propulsion vessel that legalized alcohol sales on TN waterways, redefining luxury cruising standards
2. Luxury Wine & Cigar cruises on Old Hickory Lake/Cumberland River
3. Unique, upscale leisure experience in Middle Tennessee
4. Targets corporate, locals, and tourists boosting market reach
5. Focus on curated experiences and exceptional hospitality
6. Strong growth potential within Nashville's booming tourism sector.

Featured Investor



Bracey Halbrook
Syndicate Lead

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Invested $12,500

"Martinique is a rare investment opportunity with tremendous potential.
It's a first of its kind concept for the market, and a great fit for the city with its continued growth. It will have a large audience of city residents and visitors who enjoy luxurious and one-of-a-kind experiences.
Also, unlike many other traditional investments, it will be an investment you can actually experience and enjoy with friends and family.
Ricky is a talented entrepreneur and has assembled a great team to bring Martinique to life."

Team



Ricky Toran Owner

Founder/Executive Producer of Hypeman Rick Productions & "Not Just Country" TV (UPN/MYTV30/Comcast). Organized talent, production, and sponsorships. Board member for Why We Can't Wait. Nominee for NIMA "Best Media Outlet."



Joey Cardella Project Manager w/Elliott Bay Design Group

Seasoned naval architect/project engineer with 13+ years leading diverse Gulf Coast marine projects. Expertise in offshore drilling & floating wind turbine design. Based in Covington, LA.



Frank Patti Jr Patti Marine - Owner

Pioneering "PATTI BUILT" vessels since the 1970s, evolving from a family of commercial fishermen. Notable builds include the first River Gaming Vessel and the largest passenger vessel. Top builder for the Corps of Engineers.



Herman Hicks VP Wealth Manager w/First Horizon

Financial services expert since 2000, currently focused on private client banking for attorneys. MBA, BS, Certified Wealth Strategist®. Active community leader: Music City Classic, CASA Nashville, Family & Children's Service



Andrea Perry Partner w/Spencer Fane

Dedicated community leader: Board member for Boy Scouts (VP Scout Reach), Rocketown (Chair Governance), Industrial Development Board, and Nashville Children's Theatre. Chair of CABLE Athena Awards. Past President of Napier-Looby Bar Association.



Curtis Harrington ATC Litigation Attorney

Frequent presenter/producer of industry seminars & CLEs, including KY Bourbon Trail CLE, Hemp Industry Week, and Nashville Bar Association programs on alcohol law, discovery, and bankruptcy. Presented at IBMA & "Write Off the Row."



Tyra Donald Nashville Now Concierge - Owner

TSU alumna (BS Psychology), Trevecca (Masters Counseling Psychology). Six


years in hospitality/event planning. Founded Nashville Now Concierge LLC in 2017, driven by a passion for event execution.



Melinda Drennan Drennan and Associates CPA - Owner

CPA with MBA from Murray State. Member of AICPA, TSCPA, and CMA. Leadership Music alumna. Board member/treasurer for SOURCE Nashville, The New Beginnings Center, and W.O. Smith Nashville Community Music School.



Susan Andrews Andrews PR - Owner

Founded The Andrews Agency in 1990, shaping Nashville's headlines for 30+ years (Twitty, Mandrell, Titans, Opry Mills). Expert in PR, events, crisis comms. Accredited PRSA member, past president & advisor for Nashville Ronald McDonald House.

Martinique: Elevate Your Experience on Middle Tennessee's Waterways



"Imagine sipping a fine wine, enjoying a world-class cigar, and watching the sun set over the tranquil waters of Old Hickory Lake. This isn't a dream; it's Martinique. We're bringing an unparalleled luxury experience to Middle Tennessee, and we invite you to be a part of it."

"In a world of ordinary outings, finding truly unique and luxurious experiences can be a challenge. Middle Tennessee, despite its beauty, has been missing a premium, on-water destination that combines elegance, relaxation, and exceptional service. That's where Martinique comes in. We're filling that void, offering an escape from the everyday."

"Martinique is Middle Tennessee's first and only wine and cigar passenger vessel with a private liquor license. Our 123-passenger ship boasts two luxurious tiers: a sophisticated non-smoking lounge and an opulent cigar lounge. We offer curated wine selections, premium spirits, local craft beers, world-class cigars, and gourmet catering, all while cruising the scenic Old Hickory Lake and Cumberland River. Imagine experiencing the lock system on the Cumberland River, a truly unique experience. We offer five days a week, three daily cruises, and two exclusive weekend cruises."

"We've meticulously designed Martinique to deliver an unforgettable experience. We've secured our private liquor license, built a robust operational model, and are projecting $4.2 million in revenue and $2 million in profits in our first full season (forward-looking projections cannot be guaranteed). We've already generated significant interest from locals, tourists, and event planners. We are located at Drakes Creek Marina and depart from Sanders Ferry Park, both prime locations. We have a fully staffed and trained crew ready to exceed your expectations."

"We're seeking your support to finalize our launch and expand our offerings. Your contribution will help us enhance our onboard amenities, expand our wine and cigar selections, and create even more extraordinary experiences. In return, we're offering exclusive rewards, including in our Family, Friends, & Grassroots offer:

- Take this 1-day first Weekly Cruise for $100 to the first 400 guest. (1" Name Plaque on the wall, No special events)

- Take this 1-day Weekend Brunch Cruise for $150 to the first 400 guests. (1" Name plaque on the wall. Can be used for weekly cruise, No special events)

"Our vision is to make Martinique a landmark destination in Middle Tennessee, redefining luxury on the water. We want to be the go-to venue for unforgettable events, romantic getaways, and unique entertainment experiences. We believe Martinique has the potential to become a symbol of elegance and sophistication in the region. Join us in creating this legacy. Invest in Martinique and be a part of a truly extraordinary journey."

Charting Unfamiliar Waters

It began with a revelation: the market was craving something that didn't exist. Conversations with customers revealed a deep desire for intimate, premium excursions—experiences people were more than willing to pay for, if only they could find them. We saw the horizon, and **Drakes Creek in Hendersonville, TN**, shared our vision, becoming our first pioneering partner.

But bringing **Martinique** to life required more than just a boat; it required changing the law. To navigate the complex legal currents of Old Hickory Lake, we assembled a dream team. Primary Attorney **Ramona DeSalvo** collaborated with **Curtis Harrington** (of Belcher Sykes Harrington, PLLC) joined forces with influential lobbyists **Ryan Haynes** and **Will Denami** to carve a new path.

Our persistence was tested, but our resolve never wavered.

February 6, 2020: The groundwork was laid with the introduction of SB2497/HB2341.

The Struggle: Even as the world shut down for COVID-19, we pressed forward.

The Victory: On **July 16, 2020,** Governor Lee signed the legislation into law. Martinique didn't just comply with regulations; we had a law written specifically to enable our existence.

With the legal seas cleared, we turned our eyes to design. Moving from our initial concepts with **Daniel J. Avoures & Associates**, we partnered with the world-renowned **Elliott Bay Design Group** in Seattle to ensure our vessel represents

the pinnacle of maritime technology. Today, we are proud to announce our alliance with **Patti Marine** in Pensacola, FL—a prestigious four-generation shipyard—to physically build this dream. We aren't just launching a boat; we are redefining luxury on Old Hickory Lake.

Martinique is projected to generate revenue ~$4.2 million in the first full season and ~$2 million in profits. Forward-looking projections cannot be guaranteed.

TARGET MARKETS
Martinique
Corporate
Chamber Of
Commerce
Individuals
Marketing &
Advertising
Tourist
Visitors
Bureau/Hotels
Hospitality
Concierge
Conferences





Our Valued Clientele

Martinique caters to a diverse and discerning clientele, offering an unparalleled experience on Middle Tennessee's first-ever Wine & Cigar passenger vessel. Our **123-person capacity boat** attracts:

• **Vacationers** seeking unique and luxurious getaways.

• **Local residents** looking for an extraordinary staycation.

• **Wedding parties** desiring a memorable and romantic setting.

• **Music-goers** craving a unique entertainment venue.

• **Conference attendees** searching for an impressive networking environment.

• **Corporate clients** aiming to host unforgettable events.

• **Award show organizers** wanting to elevate their ceremonies.

• **Tourists** eager to explore Middle Tennessee's beauty from the water.

• **River enthusiasts** passionate about nautical experiences.

• **Wine connoisseurs and cigar aficionados** seeking a refined atmosphere.

• **Entertainment industry professionals** looking for an inspiring backdrop.

Above all, we welcome anyone yearning to escape the ordinary and indulge in a tranquil, luxurious experience. Whether you're a local or a visitor, our vessel offers the perfect retreat to unwind, rejuvenate, and create lasting memories.



THE VESSEL
Martinique

The Cost of the Boat **$4,800,000**



HOURS OF OPERATION: 10 AM - 10 PM (MONDAY - FRIDAY) (Assumes three cruises a day)

150 people a day (50 per cruise) – 5 waiters/bartenders: **$131,250 a week**

180 people a day (60 per cruise) - 5 waiters/bartenders: **$157,500 a week**

210 people a day (70 per cruise) - 5 waiters/bartenders: **$183,750 a week**

240 people a day (80 per cruise) - 6 waiters/bartenders: **$210,000 a week**

290 people a day (90 per cruise) - 6 waiters/bartenders: **$236,250 a week**

300 people a day (100 per cruise) - 7 waiters/bartenders: **$262,500 a week**

330 people a day (110 per cruise) - 7 waiters/bartenders: **$288,750a week**

348 people a day (116 per cruise) - 7 waiters/bartenders: **$304,500 a week**

HOURS OF OPERATION: 10 AM - 8 PM (SATURDAY - SUNDAY) (Going through the lock to The Cumberland River; times may vary on river traffic. Assumes two cruises a day)

100 people a day (50 per cruise) – 5 waiters/bartenders: **$35,000 a weekend**

232 people a day (116 per cruise) - 7 waiters/bartenders: **$40,600 a weekend**

(The vessel can have at least 1 person to serve alcohol)



PROFIT & LOSS *Martinique*

	FY2027	FY2028	FY2029	FY2030
Revenue	$4,289,290	$4,485,640	$5,080,815	$5.198,965
Direct Costs	$643,392	$838,392	$838,392	$838,392
Gross Margin	$3,645,898	$3,647,248	$4,242,423	$4.360,573
Gross Margin %	85%	81%	83%	84%

Forward-looking projections cannot be guaranteed.

NAVAL ARCHITECTURAL FIRM

ELLIOTT BAY DESIGN GROUP




○ Wide-range of experience
  ○ Ferries & passenger vessels
  ○ Fishing vessels
  ○ Floating structures & infrastructure
  ○ Oilfield vessels
  ○ Research & workboats
  ○ Tugs & barges



SHIPYARD BUILDER





Thank you!
Ricky@martiniqueoldhickory.com
Ovcu.me/ricky_toran_umov

WHY INVEST IN MARTINIQUE?

Martinique is not just a passenger vessel; it is an **exclusive, high-margin hospitality business** filling a demonstrated luxury void in the rapidly expanding Middle Tennessee market.

We invite you to move beyond being a customer and become a partner in this historically unique venture.

1. The Exclusive Competitive Edge: Licensing & Location

In hospitality, **exclusivity is key to profitability.** Martinique holds a distinct, virtually unreplicable advantage:

- **First & Only License:** We have secured the region's first and **only private liquor license** for a wine and cigar propulsion passenger vessel. This is a powerful, high-barrier-to-entry competitive moat that guarantees market dominance in this niche.

- **Prime Locations:** Operating out of Drakes Creek Marina and departing from Sanders Ferry Park puts us in the heart of affluent, high-traffic areas of Old Hickory Lake.

- **Unique Tourism Draw:** Offering a curated experience, including the unique opportunity to transit the Cumberland River lock system, elevates Martinique from a simple cruise to a must-do regional attraction for locals and tourists alike.

2. High Demand Meets High Margin: The Financial Opportunity

We are addressing a clear gap for premium adult entertainment, translating directly into strong financial projections:

Metric

Projection (First Full Season)

Investor Appeal

Projected Revenue

$4.2 Million

Strong top-line potential in a specialized market.

Projected Profit

$2.0 Million

Indicates a highly efficient, high-margin operational model.

Operational Tempo

5 days/week, 3 daily cruises, 2 exclusive weekend cruises

Provides diverse revenue streams (ticket sales, private events, catering, high-margin alcohol/cigar sales).

Martinique is engineered for profit, offering premium products (wine and cigars) that naturally command high margins, supported by a meticulously designed 123-passenger, two-tier vessel.

These are projections only and cannot be guaranteed.

3. A Curated Luxury Brand: Filling a Market Void

Your investment capitalizes on the desire for sophisticated, memorable experiences:

> *"In a world of ordinary outings, finding truly unique and luxurious experiences can be a challenge. Middle Tennessee, despite its beauty, has been missing a premium, on-water destination that combines elegance, relaxation, and exceptional service. That's where Martinique comes in. We're filling that void, offering an escape from the everyday."*

By investing in Martinique, you are investing in an established **luxury brand** ready for launch, backed by a fully staffed, trained crew, and a robust operational model ready to scale.

We are seeking partners to finalize our launch and maximize our initial operational luxury. Your investment will directly enhance onboard amenities and expand our premium offerings, positioning Martinique for rapid market saturation and profit generation.

Invest in Martinique. Invest in the future of Middle Tennessee luxury.